Realm Therapeutics plc
267 Great Valley Parkway
Malvern, PA 19355

VIA EDGAR
June 29, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ronsom, Assistant Director, Office of Consumer Products
Jenifer López, Staff Attorney

Re:	Realm Therapeutics plc
Acceleration Request for Registration Statement on Form F-1
File No. 333-225121
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Realm Therapeutics plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 3, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Cooley LLP, by calling Joshua A. Kaufman at (212) 479-6495.

If you have any questions regarding this request, please contact Joshua A. Kaufman of Cooley LLP at (212) 479-6495. Thank you for your assistance with this matter.

Sincerely,

REALM THERAPEUTICS PLC

/s/ Marella Thorell
Marella Thorell
Chief Financial Officer, Chief Operating Officer